QuickLinks -- Click here to rapidly navigate through this document

CONSENT OF EXPERTS AND COUNSEL

EXHIBIT 23.2

INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Turbodyne Technologies Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-64133) on Form S-8 of Turbodyne Technologies Inc. of our report dated March 15, 1999 relating to the consolidated statements of operations, shareholders' equity, and cash flows of Turbodyne Technologies Inc. and subsidiaries for the year ended December 31, 1998, which report appears in the December 31, 2000 annual report on Form 10-K of Turbodyne Technologies Inc.

Our report dated March 15, 1999, contains an explanatory paragraph that states that the Company has suffered recurring losses, has used cash in its operating activities in each of the last three years, has violated covenants of its debt facilities, has received an adverse award and a judgment in the aggregate amount of $7.1 million related to an arbitration matter and a building lease, respectively, is subject to class-action lawsuits brought against it by certain of its stockholders, and based upon the Company's projected cash flows for the ensuing year, it will be required to seek additional financing in order to continue its present operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The aforementioned consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

KPMG LLP

Los Angeles, California
April 15, 2001

QuickLinks

CONSENT OF EXPERTS AND COUNSEL
INDEPENDENT AUDITORS' CONSENT